UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 31, 2004**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 – **Financial Information**

Item 2.02 Results of Operations and Financial Condition

On January 20, 2005 First Financial Holdings, Inc. announced earnings for the first quarter ended December 31, 2004. For more information regarding this matter, see the press attached hereto as Exhibit 99.1.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1). Press release dated January 20, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Susan E. Baham
Susan E. Baham
Executive Vice President, Chief Financial Officer
and Principal Accounting Officer

Date: January 20, 2005

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. Results for First Quarter

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.
34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS

Contact: Susan E. Baham
            Executive Vice President
            (843) 529-5601

FIRST FINANCIAL HOLDINGS, INC.
REPORTS RESULTS FOR FIRST QUARTER

Charleston, South Carolina (January 20, 2005) – First Financial Holdings, Inc. (NASDAQ: FFCH) today announced results for its first quarter ended December 31, 2004. Diluted earnings per common share were $0.47 for the quarter ended December 31, 2004 compared with diluted earnings per common share of $0.41 for the quarter ended December 31, 2003. Net income totaled $5.9 million for the quarter ended December 31, 2004 compared with $5.3 million for the comparable quarter of 2003.

President and Chief Executive Officer A. Thomas Hood commented, "We were pleased with results in our first quarter of fiscal 2005. Non-interest revenue growth continued at a strong pace, increasing by $3.7 million over the comparable quarter last year. Included in the current quarter's results were gains from property sales of $1.6 million and the receipt of a judgment settlement of $1.3 million. In the quarter ended December 31, 2003, the Company recorded gains on property sales of $247 thousand.   The Company also recorded a net loss of $56 thousand from sales of securities during the quarter ended December 31, 2004 compared with net gains of $436 thousand a year ago. We were extremely pleased with the continued expansion of insurance revenues, which increased by $866 thousand during the quarter ended December 31, 2004, and deposit account fee growth, which increased $190 thousand compared to the same quarter last year. Insurance growth was attributable to the purchase of the Kimbrell Insurance Group in early January 2004. The Company's net interest margin declined to 3.38% in the quarter ended December 31, 2004 compared with 3.44% in the quarter ended December 31, 2003. However, the net interest margin increased by six basis points from 3.32% in the quarter ended September 30, 2004 to 3.38% in the quarter ended December 31, 2004. We were pleased to see the linked quarter increase, considering the Federal Reserve has now increased rates five times in the last three quarters. The interest rate environment will likely provide challenges as the yield curve continues to flatten."

Hood continued, "Total expenses increased substantially, by $2.8 million, during the quarter ended December 31, 2004 compared with the comparable quarter ended December 31, 2003. The Company incurred a $964 thousand prepayment fee related to the early prepayment of a $15.0 million Federal Home Loan Bank advance. The Company was able to maintain approximately the same duration on replacement funding and will recoup the charge over a 32 - month period as a result of a lower interest rate on the borrowing. Excluding the prepayment fee, total expenses increased by $1.8 million in the quarter ended December 31, 2004 as compared with the quarter ended December 31, 2003. Salaries and employee benefit costs were higher in the current quarter, increasing by $1.8 million, due partially to the addition of staff for three additional in-store sales offices opened during the past year, increased accruals related to the Company's defined contribution plan and incentive payments, and growth from employee costs related to the acquisition of the Kimbrell Insurance Group in January 2004. In addition, costs during the quarter included discretionary bonuses of approximately $658 thousand."

- more -

In the area of credit quality, the Company's reserve coverage of non-performing loans increased to 188.5% at December 31, 2004 compared with 125.1% one year ago. Annualized loan net charge-offs declined to 0.31% in the quarter ended December 31, 2004 from 0.35% in the comparable period ended December 31, 2003. Problem assets as a percentage of total assets declined to 0.49% at December 31, 2004 compared to 0.63% one year ago. This ratio has declined in each consecutive quarter end since December 31, 2003.

 "We remain enthusiastic about our opportunities this year and are encouraged with the renewed activity and demand we have experienced for business lending over recent months. We remain committed to the execution of our key goals for fiscal 2005, which include producing returns on average equity and assets that place our Company in the top tier of our industry," Hood concluded.

As of December 31, 2004, total assets of First Financial were $2.5 billion, and deposits were $1.5 billion. Loans receivable totaled $1.8 billion at December 31, 2004, and stockholders' equity totaled $167.5 million. Book value per common share increased to $13.61 at December 31, 2004 compared to $13.11 at December 31, 2003. First Financial's Board of Directors previously approved a stock repurchase program to acquire up to 650,000 shares of its common stock subject to market conditions. The Company purchased a total of 593,983 shares, at a weighted average price per share of $29.38, under the current repurchase program, which expired on November 30, 2004.

First Financial is the holding company of First Federal, which operates 48 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, The Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services.

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2004. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

For additional information about First Financial, please visit our web site at *www.firstfinancialholdings.com* or contact Susan E. Baham, Executive Vice President, (843) 529-5601.

- more -

FIRST FINANCIAL HOLDINGS, INC.
Unaudited Consolidated Financial Highlights
(in thousands, except share data)

| | Three Months Ended | | |
	12/31/04	12/31/03	09/30/04
Statements of Income			
Interest income	$ 31,981	$ 31,760	$ 31,251
Interest expense	12,835	12,621	12,550
Net interest income	19,146	19,139	18,701
Provision for loan losses	(1,300)	(1,425)	(1,300)
Net interest income after provision	17,846	17,714	17,401
Other income			
Net gain on sale of loans	373	210	569
Net (loss) gain on sale of investments and mortgage-backed securities	(56)	436	239
Brokerage fees	634	494	496
Commissions on insurance	3,712	2,846	4,192
Other agency income	264	262	250
Service charges and fees on deposit accounts	2,947	2,757	3,063
Loan servicing fees	315	415	(691)
Gains on disposition of assets	1,566	247	1,765
Other	2,450	798	1,076
Total other income	12,205	8,465	10,959
Other expenses			
Salaries and employee benefits	13,118	11,301	11,478
Occupancy costs	1,253	1,282	1,203
Marketing	504	350	553
Depreciation, amort., etc.	1,294	1,432	1,408
Prepayment fees	964		
Other	3,672	3,640	4,010
Total other expenses	20,805	18,005	18,652
Income before income taxes	9,246	8,174	9,708
Provision for income taxes	3,333	2,920	3,500
Net income	5,913	5,254	6,208
Earnings per common share:			
Basic	0.48	0.42	0.50
Diluted	0.47	0.41	0.49
Average shares outstanding	12,301	12,542	12,340
Average diluted shares outstanding	12,606	12,949	12,624
Ratios:			
Return on average equity	14.22%	12.83%	15.12%
Return on average assets	0.97%	0.88%	1.02%
Net interest margin	3.38%	3.44%	3.32%
Total expense/average assets	3.40%	3.03%	3.05%
Efficiency ratio (1)	66.07%	65.82%	66.41%
Net charge-offs/average net loans, annualized	0.31%	0.35%	0.28%

(1) Excludes from income - (losses) gains on sales of securities, net real estate operations, gains on disposition of assets; excludes from expenses - prepayment fees

	12/31/04	12/31/03	9/30/04
Statements of Financial Condition			
Assets			
Cash and cash equivalents	$ 93,356	$ 83,478	$ 102,310
Investments	60,430	58,926	62,826
Loans receivable, net	1,840,520	1,801,672	1,817,585
Mortgage-backed securities	350,666	402,489	346,847
Office properties, net	51,529	36,503	50,574
Real estate owned	4,178	3,606	4,003
Intangible assets	22,331	16,255	22,452
Other assets	33,583	31,152	35,716
Total Assets	2,456,593	2,434,081	2,442,313
Liabilities			
Deposits	1,505,251	1,428,440	1,520,817
Advances from FHLB	584,000	664,000	658,000
Other borrowings	158,958	139,202	47,654
Other liabilities	40,857	37,629	50,655
Total Liabilities	2,289,066	2,269,271	2,277,126
Stockholders' equity			
Stockholders' equity	238,536	221,167	234,648
Treasury stock	(69,321)	(55,664)	(68,003)
Accumulated other comprehensive loss	(1,688)	(693)	(1,458)
Total stockholders' equity	167,527	164,810	165,187
Total liabilities and stockholders' equity	2,456,593	2,434,081	2,442,313
Stockholders' equity/assets	6.82%	6.77%	6.76%
Common shares outstanding	12,307	12,575	12,303
Book value per share	$ 13.61	$ 13.11	$ 13.43

	12/31/04	12/31/03	09/30/04
Credit quality-quarterly results			
Total reserves for loan losses	$ 14,697	$ 14,809	$ 14,799
Loan loss reserves/net loans	0.80%	0.82%	0.81%
Reserves/non-performing loans	188.50%	125.07%	174.06%
Provision for losses	$ 1,300	$ 1,425	$ 1,300
Net loan charge-offs	$ 1,402	$ 1,573	$ 1,281
Problem assets			
Non-accrual loans	$ 7,763	$ 11,520	$ 8,439
Accruing loans 90 days or more past due	34	29	63
Renegotiated loans		292	
REO thru foreclosure	4,178	3,606	4,003
Total	$ 11,975	$ 15,447	$ 12,505
As a percent of total assets	0.49%	0.63%	0.51%